Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

vRotors, Inc.
24337 Songsparrow Lane
Corona, CA 92883
https://vrotors.com

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: vRotors, Inc.
Address: 24337 Songsparrow Lane, Corona, CA 92883
State of Incorporation: DE
Date Incorporated: November 13, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 5 days - Early Bird Bonus | 15% bonus shares

$250+ Investment

Crew

Free game application + 1 year vRotors Challenge Pass for online pilot co-op and race challenges to qualify for real remote drone tournaments. Private owners group with in-game recognition of Owner status in drone name tags, race results, and leaderboards.

$500+ Investment

Pilot

Above + remote drone training flight with vRotors expert + limited print illustrated course design by team artist signed by vRotors team

$1000+ Investment

Captain

Above + custom avatar in your likeness with design call with vRotors team artist

$2500+ Investment

Commander

Above + custom cockpit skin with design call with vRotors team artist

$5000+ Investment

General

Above + invitation to Los Angeles to join founders for an on-site remote flight demonstration followed by lunch or dinner + 5% bonus shares

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

vRotors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.25/ share, you will receive 110 shares of common stock for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

vRotors enables users to remotely race real drones located on courses around the world from home.

Consumers purchase, download and install an application to their PC, Mac, or VR headset. They fly simulated racing flights to develop piloting skills and control preferences before entering virtual competitions in the simulator to qualify for real drone race flights. Entry into virtual competitions requires a seasonal subscription, while the real drone flights are expected to be paid by sponsors (who receive in-course branded advertisement).

Global course availability will be initially a single course that changes to new locations with each tournament. As the platform and customer base develops, multiple courses are expected to become available.

Competitors and Industry

vRotors is pioneering remote, consumer drone racing by innovating technology across several verticals: drone technology, drone racing, VR / AR, and gaming. While competitors exist in each individual vertical, none cross all the verticals as broadly as vRotors. The vRotors innovation is recognized by its partnership with Duke University and the University of Illinois in the X-Prize Avatar competition.

Current Stage and Roadmap

Currently, the vRotors platform is operating live for gaming influencer streamers only from around the world to compete in racing tournaments of remotely located drones with audience interactivity on the Twitch and Mixer platforms. The current drone courses are located in Los Angeles, California.

The experience is available on PC, Mac, and VR platforms.

The next milestones are:

- Release simulated version for tournament qualification and practice for influencer streamers and then consumers

- Launch of consumer racing tournaments

- Multiple parallel tournaments

- Consumer course authoring

- Drone owner connections

The Team

Officers and Directors

Name: Sunil Malhotra

Sunil Malhotra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: November 13, 2018 - Present
  Responsibilities: Manage corporate operations.

- **Position:** Director
  Dates of Service: November 13, 2018 - Present
  Responsibilities: Determining and implementing policies and making decisions.

Other business experience in the past three years:

- **Employer:** Skybound Entertainment
  Title: Chief Technology Officer
  Dates of Service: April 28, 2014 - February 05, 2019
  Responsibilities: Manage technology implementation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common

stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing a platform for online VR to real life drone racing. Our revenues are therefore dependent upon the market for such game.

We may never have an operational product or service

It is possible that there may never be an operational drone racing platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only developed a prototype for our drone racing platform. Delays or cost overruns in the development of our drone racing platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

vRotors, Inc., was formed on November 13, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. vRotors, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that drone racing platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

game industry audience uncertainty

With the release of new video games, consumer positive response is not guaranteed. This is an inherent risk in the video game industry and the vRotors drone racing game may not be successful in achieving significant consumer customers and audience.

drone regulation

The vRotors drone game uses real drones in its operations and is subject to drone regulations it the various countries and local municipalities that it operates. Those regulations vary and may change over time affecting the ability for vRotors to operate as intended and thereby prevent the business from achieving its goals.

accident risk

As the vRotors operations involve real flying drone hardware, there is risk of an accident that harms properly or persons. These incidents may create liabilities and adversely affect the reputation of the company impeding its ability to achieve its goals.

Video Game Industry

An inherent risk in the video game industry is the audience reception of new video games. The vRotors drone racing game may not be positively received by a sufficient consumer audience for purchase or viewing resulting in limited business opportunities. Further, even if the initial response is positive, the ability to retain and grow the customer base is not guaranteed and is risky. This is the general risk of the video game industry and the vRotors racing experience has the same risk.

Drone Regulations

The vRotors business operations involve real drones and is subject to government regulations that affect the use of drones. The regulations are evolving and interpretation of existing regulations may differ between different authorities from day to day. This regulatory risk may impede or prevent normal operations for vRotors and adversely affect its business opportunity.

infringement of other party patents or intellectual property

Because our product is a video game and is related to drones, there is a large body of prior art disclosing video games and drones that may be similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

lack of IP protection

The company has not pursued protection of its intellectual property including patents, copyrights, and trademarks. That lack of protection may allow others to create competing services which will impact the Company's business opportunity and your investment worth.

New and Unproven Industry

The remote drone racing game is a completely new product that we have recently introduced into the crowded video game industry space. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a remote drone racing game that generates significant sales, rendering our intellectual property worthless. Remember, we have launched a product that overlaps with two well-established industries – video games and drones. It could be very difficult to persuade a large number of participants in these industries to try something new and different. The Company will only be able to create value if people are persuaded to race remotely located drones. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Limited Credit and Capital Raise Opportunity

We may need to obtain additional credit and/or raise capital in the future to sustain our business operations. Credit and capital may not be available at favorable terms and may be at worse terms than your investment resulting in dilution of your investment. Further, if neither credit nor capital is obtained, the vRotors business operation may be severely impacted and even stopped.

Latent Technical Flaws

The vRotors drone racing platform is comprised of several technology components and services. Despite testing and operational experience to date, any of these may have latent technical flaws that may appear in the future which disrupt operations and adversely affect business operations.

Technical Challenges

The vRotors remote drone racing game requires continuous technological advancement. This advancement has risks in being attainable which may adversely affect the ability of the Company to carry out its business operations.

3rd party drone hardware

The vRotors drone platform uses drone hardware available from 3rd party manufacturers in China. The race operation is depending on continued availability of these drones and manufacturer provision of software programming access for control of those drones. Any cutoff of the drone hardware supply or manufacturer restriction on control access may adversely affect Company operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sunil Malhotra	4,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.

Material Rights

Common Stock total amount outstanding on a fully diluted basis is 4,379,250 with 179,000 pursuant to stock options and 200,250 pursuant to warrants.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Equities securities and the terms of the Convertible Note are outlined below:

Amount outstanding: $53,000.00
Maturity Date: November 30, 2020
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $1,125,000.00
Conversion Trigger: Equity raise of at least $1M or reach maturity.

Material Rights

Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing, and (ii) the quotient resulting from dividing $1,125,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. The Qualified Financing shall be in the form of preferred stock.

(b) Optional Conversion at non-Qualified Financing. In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Holder shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

(c) Maturity Date Conversion. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall upon the election of the Holder given prior to the Maturity Date, convert as of the Maturity Date into shares of a newly created series of the Company's preferred stock on the terms and conditions set forth on Exhibit A at a conversion price equal to the quotient resulting from dividing $1,125,000 by the number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

(d) Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(e) Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(f) Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $53,000.00
  Use of proceeds: Technology development.
  Date: December 09, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: company founding
  Date: November 13, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for 90 days without revenue generation or capital injection.

Foreseeable major expenses based on projections:

In the next 90 days, the major expenses are related to 3rd party telecommunications and other digital services.

Future operational challenges:

The business is preparing for consumer launch of a simulator version of its remote, real drone racing experience. It needs to execute in converting consumers to purchase the simulator product. The business also needs to acquire sponsors for its live drone racing tournamnets.

Future challenges related to capital resources:

The business needs to execute successfully in its crowd equity offering. Success may depend on user reception of the business opportunity and the business's ability to reach sufficient users through marketing effort.

Future milestones and events:

The business is preparing for consumer launch of a simulator version of its remote, real drone racing experience. This will be in conjunction with launching global racing tournament races for users and acquiring sponsors for those races.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand of $5290.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to the company operations and achieving its near-term goals of launching a simulator drone race product and launching its global drone racing tournaments.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is viable without campaign funds but its ability to fully pursue its goals will be more limited.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate for 180 days. The telecommunication and digital service expenses in that time period at approximately $500 / month.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be a minimum viability upon reaching its maximum funding goal of

24 months. This includes the expanded costs of increased customer usage of telecommunications and digital services and expanded team member engagment for their salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is contemplating a venture capital Series A raise in 1 year from completing a maximum raise of capital in the crowd funding campaign.

Indebtedness

- **Creditor:** Convertible Note Investors
  Amount Owed: $53,000.00
  Interest Rate: 8.0%
  Maturity Date: November 30, 2020
  The convertible note debt will convert to preferred equity upon reaching maturity unless an equity round of at least $1M is attained beforehand.

- **Creditor:** Reed Smith lawyers
  Amount Owed: $12,402.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020
  Needs to be paid upon successful investment round fundraise.

- **Creditor:** Sunil Malhotra
  Amount Owed: $16,613.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

- **Creditor:** software development team unpaid effort
  Amount Owed: $12,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** Sunil Malhotra
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Unpaid expenses on behalf of the company since 2019.
  Material Terms: $16,613 in various expenses including telecommunications,

digital services, travel, and materials used in product development and business operations.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

Our valuation was based on 4 year forward looking projections. These projections were generated internally based on expected growth projections using expected revenues as a basis for the terminal value, which we discounted to present, and applied a significant risk discount. The company set it's valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Cloud operating expenses.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Player acquisition and tournament promotion.

- *Operations*
  17.0%
  Platform infrastructure and related digital services.

- *Research & Development*
  15.0%
  Innovation in robotics and virtual visualization techniques.

- *Working Capital*
  12.5%
  Cash flow for other operations.

- *Company Employment*
  37.0%
  Hire key personnel to expand operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vrotors.com (https://www.vrotors.com/corporate/reports/annual/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vrotors

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR vRotors, Inc.

[See attached]

VROTORS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
vRotors, Inc.
Corona, CA

We have reviewed the accompanying financial statements of vRotors, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 11, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VROTORS, INC.
BALANCE SHEET
DECEMBER 31, 2019 & 2018
_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 18,900	$ -
TOTAL CURRENT ASSETS	18,900	-
TOTAL ASSETS	18,900	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	22,825	6,138
Notes Payable	53,420	-
TOTAL CURRENT LIABILITIES	76,245	6,138
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 4,000,000 issued; $.0001 par value)	400	-
Additional Paid in Capital	1,600	-
Retained Earnings (Deficit)	(59,345)	(6,138)
TOTAL SHAREHOLDERS' EQUITY	(57,345)	(6,138)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,900	$ -

VROTORS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 93,190	-
Gross Profit	93,190	-
Operating Expense		
Salaries & Wages	96,577	-
General & Administrative	39,444	-
Legal & Professional	6,264	6,138
Selling & Marketing	2,500	-
Rent	607	-
	145,392	6,138
Net Income from Operations	(52,202)	(6,138)
Other Income (Expense)		
Tax Expense	(585)	-
Interest Expense	(420)	-
Net Income	$ (53,207)	$ (6,138)

VROTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (53,207)	$ (6,138)
Change in Accounts Payable	16,686	6,138
Net Cash Flows From Operating Activities	(36,521)	-
Cash Flows From Financing Activities		
Draws on Related Party Loan	-	-
Issuance of Common Stock	2,000	-
Issuance of Convertible Notes	53,420	-
Net Cash Flows From Financing Activities	55,420	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	18,900	-
Cash at End of Period	$ 18,900	$ -

VROTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at November 13, 2018	-	$ -	-	$ -	$ -	$ -	$ -
Net Income							(6,138)
Balance at December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ (6,138)
Issuance of Stock	4,000,000	400			1,600		2,000
Net Income							(53,207)
Balance at December 31, 2019	4,000,000	$ 400	-	$ -	$ 1,600	$ -	$ (57,345)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

vRotors, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a video game developer that specializes in virtual reality.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Non-monetary Transactions

In 2019, the Company received services from contractors and advisors in exchange for stock options and warrants.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 179,000 stock options and 200,250 stock warrants issued.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2019, the Company issued a series of convertible notes payable in exchange for $53,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum and are payable in 2020. During 2019, the Company capitalized approximately $420 in interest related to the Notes. The notes will convert automatically under certain pre-defined conditions such as a Qualified Financing Event, maturity date conversion, and change of control.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 11, 2020 the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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vRotors

The future of drone racing





$0.00 raised

0 Investors	**92** Days Left
% Equity Offered	**$5M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

Website   Corona, CA   GAMING   SOFTWARE & SERVICES

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Race real drones on remote global courses from home with your PC. vRotors revolutionizes drone racing by opening it up to anyone to be the next eSports champion without needing to buy a drone: race our drones. With the convergence of video gaming, drones, audience interactivity, and augmented reality in amazing real-world race courses, vRotors is leading the future of drone racing!

Overview   Team   Terms   Updates   Comments   Follow

Reasons to Invest

- Disruptive: Ground breaking technology powering everyday gamers at home to race real drones on remote courses so that anyone can be a champion drone racer. Platform live with worldwide streamer tournament races.
- Strong Team: Led by Acclaim Games (acquired by Playdom) co-founder who built massive multiplayer gaming platforms and the former creative director of Niantic, a pioneer in mixed reality gaming.
- Massive Market: Global eSports viewership reached over 440M people last year,

this is a growing market opportunity at the convergence of drones, gaming, and augmented reality.

“Drone racing from your home”



THE PROBLEM

Drone racing is expensive and risky

Drone enthusiasts are forced to navigate a complex landscape of red tape and varying regulations throughout the country. There are laws on the books in some locations calling for drone operators to be arrested for offenses like reckless endangerment and damage to property.

Personal drones can crash!

It's also prohibitively expensive — top models can run consumers as much as $600.


Unmanned Aircraft Drones
PROHIBITED





THE SOLUTION

Compete in remote drone racing from home with vRotors

Through our platform we make it possible for racers across the globe to compete against one another in real-time with our real drones located on remote global courses using their PC or VR headset in the comfort of their own home. ***And being able to race outside from inside the safety of your home is really important these days!***

To qualify, players will first show off their racing chops in a virtual simulator for the chance to advance to real remote drone races.

Live remote drone matches on real global courses!

The stream audience gets in on the action through virtual cockpit ride-alongs and custom interactivity on Twitch and Mixer.








vSinbadd


RACE MODE
LIVE BROADCAST ON TWITCH
PILOTS CONNECTED TO DRONE REMOTELY
DRONE CONNECTED WITH NETWORK
INTERNET
PILOT'S HOME
PILOT'S HOME
twitch
RACE AUDIENCE AT DIFFERENT LOCATIONS OF THE WORLD
RACE LOCATION
RACE MAP ON PILOT'S SCREEN
AR GAME OBJECTS LOCATIONS ON PILOT'S MAP
1 Pilots
2 Race Location
3 Drone Flying
4 AR Objects on Map
4 Twitch Viewers

THE MARKET

eSports are surging

Global eSports in 2019 reached approximately 443M people. This massive audience, combined with the sustained growth of the video game industry, which reached over $120B in revenue last year, presents a perfectly positioned market primed to fall in love with our twist on gaming and eSports.

Riding on eSports' growing viewership!

vRotors is at the resonating convergence of emerging trends in drones, eSports, and AR.





OUR TRACTION

2020 Startup World Cup Finalist — LA

Since launching our live racing sessions in December, we've watched our pilots from around the world turn our concept into a full-fledged eSport. Here is how it worked:

- *vRotors team brought real drones to three actual, physical, beautiful ocean and field locations in Southern California*

- *Streamers at their homes (ie. London, British Columbia) used the vRotors PC application to race those California drones*
- *In 76 sessions in those physical locations, we hosted 459 race flights lasting up to 6 minutes each from takeoff to landing*

"Like something out of a science fiction film..."

(TheGamer, 9/15/2019)

We were selected for the 2019 Aeroinnovate accelerator at the world famous EAA AirVenture airshow in Oshkosh. We were finalists for Techstars Air Force and the LA Startup World Cup, and placed second at the 2019 Burbank Pitch Festival.








 
WHAT WE DO

We bring drone racing into your home

We've built a platform for users to engage in fast-paced races against competitors across the world, all of whom are controlling real drones on remote courses.

Bringing reality to eSports!

Using Augmented Reality (AR) overlays on top of our real world remote courses, we give our players the chance to complete goal-oriented missions in real world environments creating an amazing mixed reality racing game experience. Courses will have varying difficulty levels in a variety of interesting global locations across areas sometimes 5-10 acres in size. It may be windy, sunny, or cloudy, that's reality!

 



THE BUSINESS MODEL

We generate revenue through our simulator, viewing subscriptions, and ad partnerships

Any user around the world who wants to take part in our platform can purchase our client application for their PC, Mac, or VR headset to enter simulated races to qualify for real drone tournament races.

For a subscription, viewers will be able to ride-along in the cockpit of our championship races to watch the best in the world compete on real courses sitting right behind the pilots.

Branding virtual course objects to be sponsor ready!

We will also leverage our AR capabilities to nail down in-game advertising opportunities, as well as naming rights.



Fees	Price
Practice and Qualifying Simulator	$10 / download
Ride-along Season Subscription	$20 / season
Challenge Season Subscription	$20 / season
Live Drone Race Sponsorship and Advertising	Market

HOW WE ARE DIFFERENT

None of our competitors have our diverse range of features

While many of our competitors in other verticals have found success in a particular feature or technology, none of them have pulled together all of these features in any way close to our platform. We are the only one in the market to combine remote operation, AR, multi-user team piloting, and VR.

Solving the problem of controlling remote robotic hardware!

The depth of our technological capabilities has led to a team partnership with the University of Illinois and Duke University in the $10M ANA Avatar XPRIZE, with the vRotors platform providing immersion and control of the university-built robotic avatar.

 



THE VISION

Expand to host multiple tournaments simultaneously around the world

Join us in rolling out the remaining steps of our Phase I plan to start a new era in consumer drone racing:

- *launch streamer tournaments with real, live drone races on courses in Southern California* **(DONE)**
- *release simulator version for consumers to demonstrate their racing chops to progress to real, live drone races*
- *expand race course locations from Southern California to global locations such as Hawaii, Australia, and Dubai*

Revolutionizing the eSports, gaming, and drone worlds!

Phase 2 continues the drone racing revolution with a broader global network and deeper community integration:

- *host tournaments in multiple locations (ie. Australia and Dubai) simultaneously to increase racer capacity*
- *open the vRotors authoring tool to community designed and built AR race courses for simulator and real, live drone races*
- *connect community owned drones to the vRotors platform for players to race real drones in owner selected locations*

We can make this happen together with your full support in this campaign. Tell your friends, gamers, drone enthusiasts, and technology fans to come join our mission to create the future of drone racing!



Phase 1
Launch Streamer Tournaments
DONE
Release Practice and Qualification Simulator
UPCOMING
Start Global Consumer Tournaments
UPCOMING



Phase 2
Multiple Parallel Tournaments
UPCOMING
Community AR Course Authoring
UPCOMING
Drone Owner Connections
UPCOMING

OUR TEAM

Aerospace and gaming professionals united for one goal

Cofounder Neil Malhotra comes from the world of aerospace technology, having worked at NASA's JPL in deep space trajectory innovation. He's also a licensed pilot, and the cofounder of Acclaim Games, which was acquired by Playdom (itself acquired by Disney).

Cofounder John Zuur Platten is a veteran of the mixed reality industry. The lead writer on the Jurassic World AR Experience, he has over 30 video game titles under his belt. He also had a hand in the development of a game called Ingress — which eventually became something we now know as Pokemon Go.

Making our vision into reality!

A dedicated team of 3 developers and a 3D artist makes it all happen.



WHY INVEST

Come fly with us

You have a chance to grab a part of one of the most dynamic and exciting industries in today's tech landscape, with a company that is dead set on disruption and creativity.

Driving the drone industry's future of widespread accessibility!

We believe vRotors is the best way to bring drone racing into homes around the world.



Bonus Rewards




Early Bird
First 48 hours - Friends and Family Early Birds | 20% bonus shares
Next 5 days - Early Bird Bonus | 15% bonus shares


$250+ Investment — *Crew*
Free game application + 1 year vRotors Challenge Pass for online pilot co-op and race challenges to qualify for real remote drone tournaments. Private owners group with in-game recognition of Owner status in drone name tags, race results, and leaderboards.


$500+ Investment — *Pilot*
Above + remote drone training flight with vRotors expert + limited print illustrated course design by team artist signed by vRotors team.


$1000+ Investment — *Captain*
Above + custom avatar in your likeness with design call with vRotors team artist.


$2500+ Investment — *Commander*
Above + custom cockpit skin with design call with vRotors team artist.


$5000+ Investment — *Admiral*
Above + invitation to Los Angeles to join founders for an on-site remote flight demonstration followed by lunch or dinner + 5% bonus shares.

In the Press

     

  

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Meet Our Team





Neil Malhotra

President and Technology Lead

Brings together years of aerospace and video game industry experience. Having led deep space trajectory innovation at NASA Jet Propulsion Laboratory, led commercial rocket missions at Orbital, and obtained his private pilot license, Neil is an expert in aviation and space. Later in his career, co-founded Acclaim Games which was acquired by Playdom (which was itself acquired by Disney) and served as the Skybound CTO, the creator of The Walking Dead. He was a National Science Foundation Graduate Fellow at Caltech.

 

John Zuur Platten

Creative Lead

He is the lead writer on the Jurassic World AR Experience and other Hollywood IP based interactive projects. Having more than 30 video game titles to his credit, John was formerly a creative director at Niantic where he innovated impactful mixed reality games including Ingress, while ultimately led to Pokemon Go. John currently works up to 4 hours per week at the company.





Mac Chavarria

Advisor

Leading angel investor in Seattle engaged 7 years with Swan Ventures and Keiretsu Capital Networks bringing his financing and industry networking.





Ani Honan

Advisor

Exponentially oriented entrepreneur and advisor guiding startup ventures in strategic goal setting and capital raising with several hi value successful exits.





Joe Honan

Advisor

Focuses on identifying, developing, and growing innovative decentralized businesses and products focused on emerging exponential technologies.



Offering Summary

Company :	vRotors, Inc.
Corporate Address :	24337 Songsparrow Lane, Corona, CA 92883
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	8,000
Maximum Number of Shares Offered :	856,000
Price per Share :	$1.25
Pre-Money Valuation :	$5,000,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 5 days - Early Bird Bonus | 15% bonus shares

$250+ Investment

Crew

Free game application + 1 year vRotors Challenge Pass for online pilot co-op and race challenges to qualify for real remote drone tournaments. Private owners group with in-game recognition of Owner status in drone name tags, race results, and leaderboards.

$500+ Investment

Pilot

Above + remote drone training flight with vRotors expert + limited print illustrated course design by team artist signed by vRotors team

$1000+ Investment

Captain

Above + custom avatar in your likeness with design call with vRotors team artist

$2500+ Investment

Commander

Above + custom cockpit skin with design call with vRotors team artist

$5000+ Investment

General

Above + invitation to Los Angeles to join founders for an on-site remote flight demonstration followed by lunch or dinner + 5% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

vRotors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.25/ share, you will receive 110 shares of common stock for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

HI, I'm Neil, founder of vRotors eSports, where you can race real drones from home and all you need is your PC or VR headset. Check this out!

As you race, you have to defend yourself from attacks, coordinate with your co-pilot on weapon selection, and the stream audience repairs shields.

So we launched in December with Twitch and Mixer streamers in weekly tournaments and we've completed more than 450 races. And the skills they've developed are amazing and now our courses have upward spirals, zigzag staircases, and even reverse loops! Check this out.

Our courses are 5 to 10 acres in size and with our mixed reality, its a huge world scale video game out there that you can do it from your home PC. And the course could be in Australia, Dubai, or anywhere.

Now we're ready to launch into the broader consumer eSports market and we invite you join us. Support our campaign on Start Engine and be part of our journey to deploy courses around the world and create an entirely new drone racing league where you can be the champion from your home, no matter where you live.

vRotors is the future of drone racing.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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